SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Redemption Fair Market Value

On January 11, 2022, Li-Cycle Holdings Corp. (the “Company”) issued a press release announcing the “Redemption Fair Market Value” in connection with the Company’s previously announced redemption (the “Redemption”) of all of its outstanding warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 by and between the Company and CST (together, the “Warrant Agreement”). A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the Redemption, CST previously delivered a redemption notice (the “Redemption Notice”) to holders of Warrants on the Company’s behalf, and the Company committed to inform holders of Warrants of the calculation of the Redemption Fair Market Value (as defined in the Warrant Agreement). The Redemption Notice was previously filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K filed on December 27, 2021.

Further to the above, CST, in its capacity as warrant agent, has delivered a notice to each of the registered holders of the outstanding Warrants on behalf of the Company informing holders:

1.	that the Redemption Fair Market Value is $9.45; and

2.	as a result, holders who exercise their Warrants on a “cashless basis” will be entitled to receive 0.253 Common Shares per Warrant.

A copy of the Notice of Redemption Fair Market Value delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption Fair Market Value attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated January 11, 2022.

99.2	Notice of Redemption Fair Market Value dated January 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 11, 2022